SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


Check One:

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Fiscal Year Ended December 31, 2000

                                       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Transition  Period from  __________ to __________


                          Commission File No. 333-72026


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   METRO INFORMATION SERVICES, INC. RETIREMENT
                             SAVINGS PLAN AND TRUST


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        METRO INFORMATION SERVICES, INC.
                              Post Office Box 8888
                         Virginia Beach, Virginia 23450

                        METRO INFORMATION SERVICES, INC.
                        RETIREMENT SAVINGS PLAN AND TRUST

                                Table of Contents



                                                                            Page

Independent Auditors' Report                                                 1

Statements of Assets Available for Benefits                                  2

Statements of Changes in Assets Available for Benefits                       3

Notes to Financial Statements                                               4-7

Schedule of Assets Held for Investment Purposes at End of Year               8

                          Independent Auditors' Report



Board of Trustees
Metro Information Services, Inc.
   Retirement Savings Plan and Trust:


We have audited the accompanying statements of assets available for benefits of Metro Information Services, Inc. Retirement Savings Plan and Trust (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG LLP


November 16, 2001
[Norfolk, Virginia]

                        METRO INFORMATION SERVICES, INC.
                       RETIREMENT SAVINGS PLAN AND TRUST

                  Statements of Assets Available for Benefits

                           December 31, 2000 and 1999

                                                                          2000              1999
                                                                     --------------    --------------
Investments (notes 3 and 6):
     Mutual funds                                                    $   63,013,643        66,675,297
     Charles Schwab Personal Choice Retirement Accounts                   1,749,141                 -
                                                                     --------------    --------------

               Total investments                                         64,762,784        66,675,297
                                                                     --------------    --------------

Participant loans                                                         1,227,605         1,037,653
                                                                     --------------    --------------

Contributions receivable:
     Participant                                                             94,110            94,123
     Employer                                                                40,807            40,811
                                                                     --------------    --------------

               Total contributions receivable                               134,917           134,934
                                                                     --------------    --------------

               Assets available for benefits                         $   66,125,306        67,847,884
                                                                     ==============    ==============


See accompanying notes to financial statements.

                        METRO INFORMATION SERVICES, INC.
                       RETIREMENT SAVINGS PLAN AND TRUST

             Statements of Changes in Assets Available for Benefits

                     Years ended December 31, 2000 and 1999

                                                                                    2000               1999
                                                                               --------------     --------------
Investment income (notes 3 and 6):
     Interest and dividend income                                              $    6,761,758          3,303,120
     Net appreciation (depreciation) in fair value of investments                 (12,657,097)        11,611,333
                                                                               --------------     --------------
                    Total investment income (loss)                                 (5,895,339)        14,914,453
                                                                               --------------     --------------

Other increases (decreases):
     Participant contributions                                                      7,679,388          7,193,305
     Employer contributions                                                         2,588,810          2,444,340
     Rollovers from other plans                                                     1,107,660            728,795
     Benefit payments and withdrawals                                              (7,187,098)        (3,849,572)
     Administrative expenses (note 6)                                                 (15,999)           (36,844)
                                                                               --------------     --------------

                                                                                    4,172,761          6,480,024
                                                                               --------------     --------------

                    Net increase (decrease)                                        (1,722,578)        21,394,477

Assets available for benefits:
     Beginning of year                                                             67,847,884         46,453,407
                                                                               --------------     --------------
     End of year                                                               $   66,125,306         67,847,884
                                                                               ==============     ==============


See accompanying notes to financial statements.

                        METRO INFORMATION SERVICES, INC.
                        RETIREMENT SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(1)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              Metro Information Services, Inc. Retirement Savings Plan and Trust (the Plan) is a defined contribution plan sponsored by Metro Information Services, Inc. (the Sponsor). The accompanying financial statements have been prepared on the accrual basis and present the assets available for benefits and changes in those assets.

       (b)    Plan Trustee

              The trustee of the Plan's assets is Chase Manhattan Bank, N.A. (Chase Manhattan or the trustee), whose authorized agent, American Century Services Corporation (American Century), manages the assets within the parameters determined by the Sponsor.

       (c)    Investments

              American Century, as engaged by Chase Manhattan, serves as the plan custodian. Contributions may be allocated among 12 pooled investment funds and a self-directed investment account at the option of each participant. The funds and accounts are distinguished by the type of investments made by each account, the associated aggressiveness and the intended performance.

              Investments are stated at fair value. The fair value is based upon quotations obtained by the trustee from national securities exchanges; where securities are not listed on an exchange, quotations are obtained from brokerage firms. The fair value of the Schwab Personal Choice Retirement Account is based upon the fair values of the securities included in the account. Participant loans are valued at cost, which approximates fair value.

              Security transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

       (d)    Administrative Expenses

              Investment management fees and administrative expenses are paid by the Sponsor. Trustee's fees and other investment expenses are paid by the Plan.




                                       4                             (Continued)

                        METRO INFORMATION SERVICES, INC.
                        RETIREMENT SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999



       (e)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


(2)    Description of Plan

       The following description of the Metro Information Services, Inc. Retirement Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       The Plan covers all eligible employees of the Sponsor. Employees of the Sponsor are eligible for participation in the Plan upon completion of three months of service. Participants may elect to have up to 15% of their pre-tax compensation deferred and withheld as a salary reduction contribution not to exceed the maximum amount allowed by the Internal Revenue Service (IRS) of $10,500 in 2000 and $10,000 in 1999. The Sponsor will make 50% matching contributions on the first 6% of wages the participant elects to contribute to the Plan. Each participant's account is credited with the participant's contribution and allocation of the Sponsor's contribution and Plan earnings. All contributions and allocations are invested in the various funds based on each participant's direction. Participants immediately vest in all salary reduction contributions. Vesting of the Sponsor's contributions and the earnings thereon is based on years of service. A participant becomes 60% vested after three years of service, 80% vested after four years of service, and 100% vested after five years of service. In accordance with provisions of the Plan, non-vested contributions are forfeited upon a participant's termination from employment and are used to offset associated administrative expenses and reduce employer's contributions. In 2000, forfeitures totaling $571,440 offset administrative expenses and additionally reduced employer contributions.

       Under the provisions of the Plan, the trustee can make loans to participants in an amount not to exceed the lesser of one-half of the participant's vested account balance, or $50,000. The minimum amount of any loan is $1,000. The loans bear interest at prime plus 1% and must be paid back within five years. Upon termination of employment, the loans become due and must be repaid within 30 days of the termination date; any unpaid balance beyond that date is treated as a distribution.

(3)    Investments

       The table on the following page presents the fair value of investments at December 31, 2000 and 1999. Individual investments which represent 5% or more of the Plan's assets available for benefits are separately delineated.



                                       5                             (Continued)

                        METRO INFORMATION SERVICES, INC.
                        RETIREMENT SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


                                                     December 31, 2000                  December 31, 1999
                                              ---------------------------------  ---------------------------------
                                                Number of            Fair           Number of           Fair
                                                  shares            value            shares            value
                                              ---------------   ---------------  ----------------  ---------------
Mutual funds:
    American Century Premium
      Capital Reserve Fund                         4,311,416    $    4,311,416         4,116,115   $    4,116,115
    American Century Growth Fund                     389,475         9,347,402           312,078       10,073,885
    American Century Ultra Fund                      491,540        15,911,155           426,373       19,519,356
    American Century Vista Fund                      440,637         6,754,962           219,189        4,868,192
    American Century Value Fund                      668,687         4,266,224           698,682        3,835,762
    American Century International
      Growth Fund                                    455,180         4,975,121           302,491        4,528,292
    American Century Income &
      Growth Fund                                    368,398        11,121,938           382,177       13,013,129
    Other funds (less than 5%
      individually)                                                  8,074,566                          6,720,566
                                                                ---------------                    ---------------

           Total investments                                    $   64,762,784                     $   66,675,297
                                                                ===============                    ===============

       During the years ended December 31, 2000 and 1999, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value by $(12,657,097) and $11,611,333, respectively.


(4)    Plan Termination

       Although it has not expressed any intent to do so, the Sponsor reserves the right to amend or terminate the Plan or discontinue contributions at any time. If the Plan is terminated, each participant will be fully vested with the amount of credit in their individual account. Under no condition will any part of the Plan revert to the Sponsor.


(5)    Federal Income Taxes

       The IRS issued its latest determination letter on February 16, 1996, which stated the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving this latest determination letter. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under applicable provisions of the Internal Revenue Code.



                                       6                             (Continued)

                        METRO INFORMATION SERVICES, INC.
                        RETIREMENT SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(6)    Related Party Transactions

       Certain Plan investments are shares of mutual funds managed by an affiliate of American Century, the agent of the trustee. Transactions in these shares qualify as party-in-interest. During 2000 and 1999, the amount paid for annual recordkeeping fees to American Century was $15,999 and $36,844, respectively.


(7)    Plan Merger

       On June 1, 2000, the Sponsor merged the Avery Group 401(k) Plan and the STI 401(k) Plan into the Metro Information Services, Inc. Retirement Savings Plan and Trust.

                                                                        Schedule
                        METRO INFORMATION SERVICES, INC.
                        RETIREMENT SAVINGS PLAN AND TRUST

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000

       Identity of issue, borrower,                                                                        Current
          lessor or similar party                            Description of investment                      value
--------------------------------------------  --------------------------------------------------------  ---------------
American Century Investment Services          4,311,416 shares of American Century Premium
     Corporation *                                Capital Reserve Fund at $1.00 per share               $    4,311,416

American Century Investment Services          389,475 shares of American Century Growth Fund
     Corporation *                                at $24.00 per share                                        9,347,402

American Century Investment Services          491,540 shares of American Century Ultra Fund
     Corporation *                                at $32.37 per share                                       15,911,155

American Century Investment Services          440,637 shares of American Century Vista Fund
     Corporation *                                at $15.33 per share                                        6,754,962

American Century Investment Services          158,756 shares of American Century Balanced Fund
     Corporation *                                at $15.73 per share                                        2,497,236

American Century Investment Services          668,687 shares of American Century Value Fund
     Corporation *                                at $6.38 per share                                         4,266,224

American Century Investment Services          455,180 shares of American Century International
     Corporation *                                Growth Fund at $10.93 per share                            4,975,121

American Century Investment Services          29,211 shares of American Century Strategic
     Corporation *                                Allocation Conservative Fund at $5.36 per share              156,571

American Century Investment Services          149,848 shares of American Century Strategic
     Corporation *                                Allocation Moderate Fund at $6.31 per share                  945,542

American Century Investment Services          118,078 shares of American Century Strategic
     Corporation *                                Allocation Aggressive Fund at $7.25 per share                856,068

American Century Investment Services          187,563 shares of American Century Premium
     Corporation *                                Bond Fund at $9.97 per share                               1,870,008

American Century Investment Services          368,398 shares of American Century Income &
     Corporation *                                Growth Fund at $30.19 per share                           11,121,938

Charles Schwab                                1,749,141 shares in Schwab Personal Choice
                                                  Retirement Account at $1.00 per share                      1,749,141
                                                                                                        ---------------

                                                                                                            64,762,784

Participant loans *                           Participant notes at prime plus 1%                             1,227,605
                                                                                                        ---------------

                                                                                                        $   65,990,389
                                                                                                        ===============


Note:  The above  data  has  been  certified as complete  and  accurate by Chase
           Manhattan Bank, N.A., except for participant loans.

*  Party-in-interest


See accompanying independent auditors' report.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Act of 1933, as amended, Metro Information Services, Inc., as Plan Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       METRO INFORMATION SERVICES, INC.


Date:  November 29, 2001               By: /s/ John H. Fain
                                           -------------------------------------
                                           John H. Fain
                                           Chairman and Chief Executive Officer

                                  EXHIBIT INDEX


Exhibit No.         Document
-----------         --------

    23          Consent of KPMG LLP.